ASSETS
 Current Assets
 Bank Accounts	$54,317.10
 Accounts Receivable	$33,759.03
 Other Current Assets	$525,787.74
 Total Current Assets	$613,863.87
 Fixed Assets	$ -81,943.45
 Other Assets	$539,500.00
 TOTAL ASSETS	$1,071,420.42
 LIABILITIES AND EQUITY
 Liabilities
 Current Liabilities	$2,599,801.96
 Long-Term Liabilities	$2,267,332.74
 Total Liabilities	$4,867,134.70
 Equity	$ -3,795,714.28
 TOTAL LIABILITIES AND EQUITY	$1,071,420.42